As Filed With The Securities and Exchange Commission On January 19, 2001
                                                     Registration No. 333-______


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------


                               VECTREN CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

           Indiana                                     35-2086905
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
 Incorporation or Organization)

                                ----------------
                              20 N.W. Fourth Street
                            Evansville, Indiana 47741
                                 (812) 491-4000
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                                ----------------

                               Ronald E. Christian
                     Senior Vice President, General Counsel
                                  and Secretary
                              20 N.W. Fourth Street
                            Evansville, Indiana 47741
                                (812) 491-4000
             (Name, Address, Including Zip Code, and Telephone Number,
                    Including Area Code, of Agent For Service)

                                   COPIES TO:
  Catherine L. Bridge                                   Edward F. Petrosky
  Barnes & Thornburg                                    Brown & Wood LLP
  11 South Meridian Street                              One World Trade Center
  Indianapolis, Indiana 46204                           New York, New York 10048
       (317) 236-1313                                       (212) 839-5300

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            -------------------------

                         CALCULATION OF REGISTRATION FEE

                                                       Proposed maximum      Proposed maximum
Title of each class of               Amount to be      offering price per    aggregate offering    Amount of
securities to be registered          registered (1)    unit  (2)             price                 registration fee

Common stock, no par value, and
  common stock purchase rights (3)   6,325,000         $23.281               $147,252,325          $36,813.08

(1) Includes 825,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the common stock of the Registrant reported on the New York Stock Exchange on January 17, 2001.
(3) No additional consideration will be paid for the common stock purchase rights.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

[Note to Printer: legend to be printed in red on left-hand margin of front cover]

                              Subject to Completion
                  Preliminary Prospectus dated January 19, 2001

PROSPECTUS
----------

                                5,500,000 Shares

                               VECTREN CORPORATION


                                     [LOGO]


                                  Common Stock
                       (and Common Stock Purchase Rights)

                             ----------------------


         Vectren Corporation is selling 5,500,000 shares of common stock with the related common stock purchase rights.

         The shares trade on the New York Stock Exchange under the symbol "VVC." On January 17, 2001, the last sale price of the shares as reported on the New York Stock Exchange was $23.00 per share.

         Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                             ----------------------

                                                        Per Share         Total

    Public offering price      .......................     $                $
    Underwriting discount      .......................     $                $
    Proceeds, before expenses, to Vectren       ......     $                $

         The underwriters may also purchase up to an additional 825,000 shares from Vectren at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The shares will be ready for delivery on or about ___________, 2001.

                             ----------------------

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
         A.G. EDWARDS & SONS, INC.
                  EDWARD JONES & CO., L.P.
                                  UBS WARBURG LLC

                             ----------------------

               The date of this prospectus is _____________, 2001.

                                [graphic omitted]

VECTREN

Regulated Subsidiaries

Energy Delivery - Transmits and distributes natural gas and electricity

Power Supply - Generates and markets electric power



Non-Regulated Subsidiaries

Energy Services - Trades and markets natural gas and provides energy performance contracting

Utility Services - Provides utility products and services, and the mining and sale of coal

Communications - Provides integrated broadband communication services


         Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana. Our operations began on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. and SIGCORP, Inc. On October 31, 2000, we acquired the natural gas distribution assets of The Dayton Power and Light Company, located in western Ohio. Vectren's regulated subsidiaries provide gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana and 16 counties in west central Ohio, and generate and market electric power. Vectren's non-regulated subsidiaries and affiliates primarily consist of three business units providing services to customers throughout the region: Energy Services, Utility Services and Communications. Our strategy is focused on becoming the leading regional provider of energy and related applied technology solutions to business, residential and municipal customers.

                                [graphic omitted]

[Graphic of several midwestern states, with Vectren's service area in Southern and Central Indiana and Eastern Ohio highlighted.]

                                TABLE OF CONTENTS

                                                                            Page

Summary  .................................................................... 4
Risk Factors ................................................................ 6
Forward-Looking Statements................................................... 8
Business .................................................................... 9
Use of Proceeds .............................................................19
Market Price of Common Stock and Dividends ..................................19
Capitalization ..............................................................21
Selected Historical and Pro Forma Consolidated Financial Data................22
Description of Stock ........................................................24
Certain United States Tax Considerations
  for Non-United States Holders..............................................26
Underwriting.................................................................29
Legal Matters ...............................................................32
Experts  ....................................................................32
Where You Can Find More Information .........................................32

                             ----------------------

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the cover page of this prospectus or, in the case of information contained in documents incorporated by reference in this prospectus, as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                             ----------------------

         Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised and the terms "Vectren," "we," "us" and "our" refer to Vectren Corporation and, where appropriate, our subsidiaries.

                             ----------------------

         As used in this prospectus, the abbreviation "Mdth" means thousand decatherms,"MMdth" means million decatherms, "MW" means megawatts, "MWhrs" means megawatt hours, "RGUs" means revenue generating units and "throughput" means combined gas sales and gas transportation volumes.

                                     SUMMARY

         This summary provides an overview of the key aspects of the offering. This summary is not complete and does not contain all of the information you should consider before purchasing our common stock. You should read all of the information contained or incorporated by reference in this prospectus carefully, including the "Risk Factors" section and the financial statements and related notes.

                                   Our Company

         Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana. Our operations began on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. and SIGCORP, Inc. On October 31, 2000, we acquired the natural gas distribution assets of The Dayton Power and Light Company, located in western Ohio. Vectren's regulated subsidiaries provide gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana and 16 counties in west central Ohio, and generate and market electric power. Vectren's non-regulated subsidiaries and affiliates primarily consist of three business units providing services to customers throughout the region: Energy Services, Utility Services and Communications. Energy Services trades and markets natural gas and provides energy performance contracting services. Utility Services provides utility products and services, such as underground construction and facilities locating, meter reading and materials management, and the mining and sale of coal. Communications provides integrated broadband communications services, including local and long distance telephone, internet access and cable television.

         We segregate our businesses into regulated and non-regulated entities. At September 30, 2000, we had $2.1 billion in total assets, with $1.7 billion (80%) being regulated and $0.4 billion (20%) being non-regulated.

                                  Our Strategy

         Our strategy is focused on becoming the leading regional provider of energy and related applied technology solutions to business, residential and municipal customers. We believe strong customer relationships are key to our success, and we will continue to build upon our strong utility foundation to help make our customers more productive, comfortable and secure. More specifically,

         o We will build upon our strong utility foundation by remaining a low cost, safe and reliable provider of energy and related products and services.
         o We will continue to build on the loyalty of existing and new customers by anticipating and meeting their needs with value-added products and services.
         o We will grow our core business through the disciplined pursuit of mergers, acquisitions, alliances, joint ventures and partnerships.
         o We will pursue superior returns for our shareholders through our goal of providing, on average over five years, annual earnings growth per share of 8% to 10%.

         Vectren was incorporated under the laws of Indiana on June 10, 1999. Our corporate offices are located at 20 N.W. Fourth Street, Evansville, Indiana 47741. Our telephone number is (812) 491-4000.

                                  The Offering

         Common stock offered by Vectren.... 5,500,000 shares

         Shares outstanding after
         the offering....................... 66,887,468 shares

         Use of proceeds.................... We estimate  that our net  proceeds from this offering without exercise
                                             of the underwriters' over-allotment
                                             option   will   be    approximately
                                             $_________.  We  intend  to use the
                                             net  proceeds to repay a portion of
                                             the commercial paper issued to fund
                                             the  acquisition of the natural gas
                                             distribution  assets of The  Dayton
                                             Power and Light Company,  our share
                                             of  the  additional  investment  in
                                             Reliant   Services,   LLC  for  the
                                             purchase price for Miller  Pipeline
                                             Corporation,   and  our  additional
                                             investments  in  Haddington  Energy
                                             Partners    and   the    integrated
                                             broadband    communications   joint
                                             venture  with  Utilicom   Networks,
                                             LLC.

         Risk factors....................... See   "Risk   Factors"   and  other
                                             information       included       or
                                             incorporated  by  reference in this
                                             prospectus   for  a  discussion  of
                                             factors   you   should    carefully
                                             consider  before deciding to invest
                                             in shares of the common stock.

         New York Stock Exchange symbol..... VVC

         The number of shares outstanding after the offering is based on our shares outstanding as of December 31, 2000 and excludes 859,441 shares reserved for issuance under outstanding options. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 825,000 shares.

                                  RISK FACTORS

         You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be immaterial may also adversely affect us.

Our acquisitions may not perform as expected.

         We have achieved growth through mergers and acquisitions and expect that we will continue to grow, in part, through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired it, we have a limited history of owning and operating many of these businesses. There can be no assurances that these businesses will perform as expected, that the returns from these businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to maintain or develop them or that we will realize the synergies associated with our merger and investment strategies.

We operate in an increasingly competitive industry, which may affect our future earnings.

         The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and gas utility companies. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce our earnings from retail electric and gas sales. Currently, several states, including Ohio, have passed legislation that allows electricity customers to choose their electricity supplier in a competitive electricity market, and several other states are considering such legislation. At the present time, Indiana has not adopted such legislation. Ohio regulation provides for choice of commodity for all gas customers. We plan to implement this choice for all of our gas customers in Ohio by 2002. Indiana has not adopted any regulation requiring gas choice except for large volume customers. We cannot assure that increased competition or other changes in legislation, regulation or policies will not have a material adverse effect on our business, prospects, financial condition or results of operations.

From time to time, we are subject to material litigation and regulatory proceedings.

         On November 3, 1999, the United States Environmental Protection Agency ("USEPA") filed a lawsuit against Southern Indiana Gas and Electric Company ("SIGECO"), a wholly owned subsidiary of Vectren, alleging violations of the Clean Air Act at the Culley Generating Station. The lawsuit seeks fines against SIGECO for as much as $27,500 per day per violation without specifying the number of days or violations that the USEPA believes occurred. The USEPA also seeks an order requiring SIGECO to install the best available emission technology at the Culley Generating Station, the costs of which are estimated to be $40 million to $50 million. The majority of these costs are included in the approximately $160 million which SIGECO would be required to expend if the USEPA's rule requiring certain states, including Indiana, to file revised state implementation plans to reduce nitrogen oxide ("NOx"), a key ingredient of ozone, emissions is upheld by a final court order and, as a result, SIGECO is required to install system-wide NOx emission control. The estimate is based on the level of system-wide emissions reductions ultimately required and the control technology utilized to achieve the reductions and is expected to be expended during the 2001-2004 period. Related additional operation and maintenance expenses could be an estimated $8 to $10 million annually.

         The Indiana Utility Regulatory Commission (the "Indiana Commission") has determined that there should be additional review of certain pricing terms for the purchase of gas by Indiana Gas Company, Inc., a wholly owned subsidiary of Vectren ("Indiana Gas"), from ProLiance Energy, LLC ("ProLiance"), our 50% owned unregulated marketing affiliate, in a pending gas cost adjustment proceeding before the Indiana Commission involving Indiana Gas and Citizens Gas & Coke Utility, a public charitable trust that provides gas service to the City of Indianapolis ("Citizens Gas"). An affiliate of Citizens Gas is our partner in the ProLiance joint venture. A hearing schedule has not yet been established. Pending resolution of these issues, Indiana Gas continues to record gas costs in accordance with the ProLiance contract and Vectren continues to record its proportional share of ProLiance's earnings.

         In addition to the matters described above, we may be subject to other material litigation and regulatory proceedings from time to time. There can be no assurance that the outcome of these matters will not have a material adverse effect on our consolidated financial condition or results of operations.

We may not be able to realize our communications strategy.

         Since  we have a  minority  interest  in our  investments  in  Utilicom
Networks, LLC ("Utilicom"), the nature of our broadband communications investments and the manner in which we offer such services to customers may change. Further, we face strong competition in the broadband communications business. Competitors include regional, national and global companies. Many of our competitors are well-established and have larger and better developed networks and systems, greater name recognition, longer operating histories in certain businesses and significantly greater financial, technical and marketing resources. As a result, there can be no assurance that we will achieve penetration rates in Indianapolis, Indiana, Dayton, Ohio or any other future markets comparable to the rates achieved by SIGECOM, LLC ("SIGECOM") in the Evansville, Indiana market.

                           FORWARD-LOOKING STATEMENTS

         Statements contained or incorporated by reference in this prospectus regarding future events and developments are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations and not historical facts, actual results may differ materially from those projected in the particular statements. Important factors that could cause future results to differ include those listed under "Risk Factors" and the following:

         o        Weather  conditions;

         o The federal and state regulatory environment, including changes in rate-setting and cost-recovery policies, environmental regulations, tax or accounting matters and other laws and regulations to which we are subject;

         o The economic climate, including inflation rates and monetary policies;

         o        Unusual   or   unanticipated   changes   in  normal   business
                  operations, including unusual maintenance or repairs;

         o Fluctuation in supply, demand, transmission capacity and prices for energy commodities;

         o Customer growth within our service territories and changes in customers' usage patterns and energy preferences;

         o Financial market conditions, including changes in availability of capital or interest rate fluctuations;

         o Our ability to carry out our marketing and sales plans, along with the ability to realize synergies associated with our merger and investment strategies; and

         o Employee workforce factors, including changes in collective bargaining unit agreements, strikes or work stoppages.

         These and other matters are difficult to predict, and many are beyond our control, including those we discuss in this prospectus and our filings with the Securities and Exchange Commission. Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of those documents.

                                    BUSINESS

                                [graphic omitted]

VECTREN

Regulated Subsidiaries

Energy Delivery - Transmits and distributes natural gas and electricity

Power Supply - Generates and markets electric power



Non-Regulated Subsidiaries

Energy Services - Trades and markets natural gas and provides energy performance contracting

Utility Services - Provides utility products and services, and the mining and sale of coal

Communications - Provides integrated broadband communication services



         Vectren Corporation is an energy and applied technology holding company headquartered in Evansville, Indiana. Our operations began on March 31, 2000 through the combination of two Indiana-based companies, Indiana Energy, Inc. ("Indiana Energy") and SIGCORP, Inc. ("SIGCORP"). On October 31, 2000, we acquired the natural gas distribution assets of The Dayton Power and Light Company ("Dayton Power"), located in western Ohio, which are now operated by Vectren Energy Delivery of Ohio, Inc. ("Vectren of Ohio"), a wholly-owned subsidiary. Vectren's regulated subsidiaries provide gas and/or electricity to approximately one million customers in adjoining service territories that cover nearly two-thirds of Indiana and 16 counties in west central Ohio, and generate and market electric power. Vectren's non-regulated subsidiaries and affiliates primarily consist of three business units providing services to customers throughout the region: Energy Services, Utility Services and Communications. Energy Services trades and markets natural gas and provides energy performance contracting. Utility Services provides utility products and services, such as underground construction and facilities locating, meter reading and materials management, and the mining and sale of coal. Communications provides integrated broadband communications services, including local and long distance telephone, internet access and cable television.

                  We segregate our businesses into regulated and non-regulated entities. At September 30, 2000, we had $2.1 billion in total assets, with $1.7 billion (80%) being regulated and $0.4 billion (20%) being non-regulated. For the twelve months ended September 30, 2000, we had $72.6 million (76%) in earnings from our regulated entities and $23.1 million (24%) in earnings from our non-regulated entities.

                                [graphic omitted]

                           Regulated vs. Non-Regulated

Total Assets* (9/30/00)
  $2.1 billion
Regulated 80%
Non-Regulated 20%

*Does not include Vectren of Ohio

Earnings*
Twelve Months Ended 9/30/00
  $95.7 million
Regulated 76%
Non-Regulated 24%

*Before merger costs and does not include Vectren of Ohio


                                  Our Strategy

         Our strategy is focused on becoming the leading regional provider of energy and related applied technology solutions to business, residential and municipal customers. We believe strong customer relationships are key to our success, and we will continue to build upon our strong utility foundation to help make our customers more productive, comfortable and secure.

         We will build upon our strong utility foundation by remaining a low cost, safe and reliable provider of energy and related products and services. Our strong utility foundation is built upon low cost electric generating and energy distribution assets. We have aligned our business groups and have formed strategic alliances and partnerships to utilize our core competencies, reduce costs and better manage our operations.

         We will continue to build on the loyalty of existing and new customers by anticipating and meeting their needs with value-added products and services. Customer-care is a primary focus, and we have implemented a customer care organization, including marketing and sales and a centralized call center in Evansville. This helps position us to provide future products and services.

         We will grow our core business through the disciplined pursuit of mergers, acquisitions, alliances, joint ventures and partnerships. Most recently, we successfully completed the merger of Indiana Energy and SIGCORP to form Vectren, acquired the natural gas assets of Dayton Power and acquired, through a joint venture, Miller Pipeline Corporation ("Miller Pipeline"). We will opportunistically pursue other businesses where we have developed expertise. We will also look to divest certain businesses judged to be non-core to Vectren's customer relationship focused strategy.

         We will pursue superior returns for our shareholders. It is our goal to produce, on average over five years, annual earnings growth per share of 8% to 10%. Our goal is to grow regulated earnings on average up to 4%. Furthermore, our goal is for non-regulated operations, which contribute approximately 24% of consolidated earnings, to contribute as much as 35% in five years. We plan to continue to grow our cash dividend and maintain investment grade credit ratings for our debt.

                            Our Competitive Strengths

     We believe we have developed competitive strengths that will enable us to successfully execute our strategy. These strengths include:

         o        Customer focus
         o        Superior service
         o        Experienced management team
         o        Solid, cost conscious utility foundation
         o        Low cost provider of electric generation
         o        Successful non-regulated growth strategy
         o Market leading supplier of gas to industrial customers and municipal utilities
         o        Disciplined approach to growth through business combinations
         o        Outstanding dividend record


                        Regulated Business Segment Review

                                [graphic omitted]

                                Gas vs. Electric
                         (Twelve Months Ended 9/30/00)

Gas-Revenues*

Residential 62%
Commercial 21%
Industrial 9%
Other 8%

*Does not include Vectren of Ohio

Electric - Revenues

Residential       28%
Industrial        26%
Commercial        22%
Wholesale         22%
Other             2%

Earnings*

Gas 51%
Electric 49%

*Before merger costs and does not include Vectren of Ohio


Energy Delivery

         With the addition of the Vectren of Ohio operations, which were acquired on October 31, 2000, our Energy Delivery group provides natural gas and electric service to approximately one million customers in Indiana and west central Ohio. Through Energy Delivery, we strive to remain a safe, reliable, low cost provider of energy to our customers helping to make them more productive, comfortable and secure.

         Energy Delivery is made up of three utility companies. SIGECO currently markets and delivers electricity and natural gas to approximately 150,000 customers in southwestern Indiana. Indiana Gas provides natural gas distribution to approximately 510,000 customers in central Indiana. Vectren of Ohio provides natural gas distribution to approximately 305,000 customers in west central Ohio. Indiana Gas, SIGECO and Vectren of Ohio are wholly owned subsidiaries of Vectren.

                                [graphic omitted]

                          Gas Throughput and Customers

                                         1998     1999     2000*

Gas throughput MDth (000's)               139     151      151
Heating Degree Days - % of Normal          80      87       85
   *Does not include Vectren of Ohio
    *Twelve months 9/30/00


                                         1998     1999     2000*


Natural Gas Customers (000's)             598     611      621
         Does not include Vectren of Ohio
         *As of 9/30/00

         Gas volumes steadily increased in recent years as measured by throughput. Throughput in 2000 was 151 MMdth compared to 151 MMdth in 1999 and 139 MMdth in 1998. Customer counts were approximately 621,000 in 2000, 611,000 in 1999 and 598,000 in 1998. Growth in gas throughput was impacted by weather, favorable economic conditions and customer growth.

                                [graphic omitted]
                          Electric Sales and Customers

                                     1998     1999     2000*

Electric Sales - Mwh (000's)        6,859   6,941    7,091
Cooling Degree Days - % of Normal     120%     91%      90%

         *Twelve months ended 9/30/00



                                     1998     1999     2000*

Electric Customers (000's)            123      125     127

         *As of 9/30/00



         Electric sales totaled approximately 7,091,000 MWhrs in 2000, 6,941,000 MWhrs in 1999 and 6,859,000 MWhrs in 1998. Electric customer counts were approximately 128,000 in 2000, 125,000 in 1999 and 123,000 in 1998. Electric
sales grew despite milder than normal weather, as measured in terms of cooling degree days. These results reflect customer growth and our successful efforts to market our low cost excess generating capacity to wholesale customers.

Energy Delivery Strategic Objectives

         o        Be a top  quartile  performer  in the  industry  in  terms  of customer service, safety, operating costs and prices
         o        Enhance  customer  relationships  to serve as a foundation for providing additional products and services
         o Continually improve through process revisions and development of new technology

Power Supply

         Our Power Supply group operates and maintains Vectren's six coal fired electric power plants and five peaking units in southwest Indiana and contracts for purchased power and sells power in the wholesale market. We presently own 1,256 MWs of installed operating generating capacity. Coal-fired generating units provide 1,041 MWs of capacity, and gas or oil-fired turbines used for peaking or emergency conditions provide 215 MWs. We have 50 MWs available under firm contracts and 120 MWs available under interruptible contracts. We also have 80 MWs under development, which will be fueled by natural gas.

                                [graphic omitted]


                                                   (Left Graph)

Firm Capacity (1,306 MWs)

Coal                       80%
Oil & Gas                  16%
Purchased Power             4%

                                                   (Right Graph)

Source of Supply in 2000 (MWhrs)

Coal                       87%
Purchased Power            12%
Oil & Gas                  1%



         In addition, our Power Supply group has interconnections with Louisville Gas and Electric Company, Cinergy Services, Inc., Indianapolis Power & Light Company, Hoosier Energy Rural Electric Cooperative, Inc., Big Rivers Electric Corporation, Wabash Valley Power Association and the City of Jasper, providing an ability to simultaneously interchange approximately 750 MWs.

         We believe that a distinct competitive advantage of our Power Supply group is the low cost generation of electric power made possible through low production costs. Our power production costs, which include coal costs, in 1999 were approximately 1.75 cents per kilowatt hour, placing us among the lowest cost providers in the nation, as demonstrated by the following graph:

                                [graphic omitted]


                        Electric Cost of Production (1)
                                      1999

                  SIGECO           ECAR Average               National Average
Cents per KWh     1.75                 1.93                            1.86

(1) Electric Cost of Production is defined as total fuel cost and non-fuel operation and maintenance cost

Source: Resource Data International, Inc.

         This advantage allows us to make sales into the public power markets. While we must first serve our Energy Delivery group, excess power has been available for sale to other buyers during non-peak load periods. Low production costs enable us to sell a greater volume of power at favorable market prices.

Power Supply Strategic Objectives

         o        Maximize return on generation assets
         o Maintain position as a low cost, reliable producer of electric power
         o Operate in a manner that reflects Vectren's commitment to environmental stewardship.

                      Non-Regulated Business Segment Review

Energy Services

         Our Energy Services group relies heavily upon a customer focused, value added strategy. The group provides gas marketing and fuel supply management to over 600 customers in twelve states across the Midwest, as well as market intelligence through disciplined trading. In addition to being a leading provider of these services to municipal utilities, we serve large end users and other utilities. This group is also the gas supplier for our Energy Delivery group. At year-end 2000, Energy Services had 616 customers, up from 377 in 1998. Volume has grown about 38%, with customer growth as volumes traded increased to 336 MMdth in 2000, up from 244 MMdth in 1998.

                                [graphic omitted]

(Left Graph)


                                     1998              1999             2000*

Customers                            377               472              616

*2000 Projected


(Right Graph)


                                     1998              1999             2000*

Throughput Volumes in Mdth (000's)   244               287              336

*2000 Projected



         The Energy Services group includes two gas marketing companies. ProLiance is 50% owned by Vectren and 50% owned by an affiliate of Citizens Gas. SIGCORP Energy Services, Inc. is a wholly owned subsidiary of Vectren. In addition, Energy Services Group, LLC provides energy performance contracting facility upgrades through its design and installation of energy-efficient equipment. Energy Systems Group, LLC is a venture between Vectren and Citizens Gas, with Vectren owning 67%.

Energy Services Strategic Objectives

         o        Deploy a customer relationship strategy
         o        Continue to build natural gas marketed volumes
         o Develop a platform to sell power to end users and municipal customers

Utility Services

         Our Utility Services group is a low cost provider of outsourcing services for electric, gas, water and telecommunication utilities, including Vectren's Energy Delivery businesses. Those outsourced services include underground construction and facilities locating, meter reading, warehousing and distribution of materials and third party collections. In addition, the group provides Vectren's Power Supply group with a dependable, low cost source of coal from its own mines in southwest Indiana. It also markets coal to other utilities and wholesale customers.

         This group includes the following entities: Reliant Services, LLC, an equally owned strategic alliance with Cinergy Corp. ("Reliant"); CIGMA, LLC, an equally owned strategic alliance with an affiliate of Citizens Gas; IEI Financial Services, LLC, a wholly owned subsidiary of Vectren; and Vectren Fuels, Inc., a wholly owned subsidiary of Vectren.

Utility Services Strategic Objectives

         o Continue to optimize core competencies and expand service offerings to other utilities
         o        Provide   improved   service  and  reduced  costs  to  utility
                  affiliates

Communications

         Our Communications group provides services to approximately 23,000 residential and commercial customers in the greater Evansville area in southern Indiana through an 880-mile fiber network. This network has been active since mid-2000. The present customer base has yielded approximately 52,400 RGUs, indicating multiple lines and/or services being utilized by the same customer. Penetration of our existing energy customer base in Evansville with communications services has been in excess of one-third. The Evansville system is operated in a joint venture with Utilicom. Utilicom is a provider of bundled communications services that focuses on last mile delivery to residential and commercial customers in second and third tier markets.

                                [graphic omitted]

                                                     1999               2000

Communications Customers

         Total Passing                               43,100            83,400
         Customers Served                            11,150            23,000
         RGUs                                        18,000            52,400


         Our Communications strategy is to be the first mover to connect customers in the second and third tier markets in Indiana and west central Ohio. We intend to execute our strategy by investing in broadband cable overbuilds and by optimizing the existing relationships between our other business groups and their customers.

         In addition to the operating Evansville network, we have invested $8.1 million in Utilicom and have also committed to invest up to $100 million in Utilicom in the form of convertible subordinated debt, subject to obtaining all required financing. Vectren's commitment will support Utilicom's plan to raise $600 million of additional capital to fund ventures in Indianapolis, Indiana and Dayton, Ohio. Utilicom has also obtained $220 million of capital commitments from Blackstone Capital Partners III, First Union Capital Partners, and JP Morgan Capital. These commitments are also subject to the achievement of the funding of the entire $600 million of additional capital.

Communications Strategic Objectives

         o        Generate  positive  EBITDA from the  Evansville  investment in
                  2001
         o Begin construction of broadband strategy in Indianapolis and Dayton

Corporate and Other

         In addition to the non-regulated business groups previously discussed, our Corporate and Other group invests in and realizes tax credits from:

         o a portfolio of energy development projects in gas storage, gathering and processing, and fuel cells and other distributed generation projects;
         o real estate, including structured finance and leveraged leases, as well as low income housing projects;
         o        projects to develop coal based synthetic fuels; and
         o corporate information technology, including billing and financial reporting systems.

Major  investments  include  Haddington  Energy  Partners,   L.P.   ("Haddington
Energy"), Southern Indiana Properties, Inc., Pace Carbon Synfuels Investors, L.P., Energy Realty, Inc. and Vectren Resources LLC.

                               Recent Developments

Acquisition of the Gas Utility Assets of The Dayton Power and Light Company

         Vectren purchased the natural gas distribution assets of Dayton Power for a purchase price of approximately $465 million on October 31, 2000. The acquisition added approximately 305,000 gas utility customers in 16 counties in western Ohio. Vectren acquired the gas utility assets as a tenancy in common through two separate subsidiaries. Indiana Gas acquired a 47% undivided ownership interest in the assets and Vectren of Ohio acquired the remaining 53% undivided ownership interest. Vectren of Ohio is the operator of all of the assets. Because Ohio law requires domestic incorporation of any entity providing utility services in Ohio, Indiana Gas has incorporated under Ohio, as well as Indiana, law.

         Vectren Utility Holdings, Inc. ("Utility Holdings") is the intermediate holding company for Vectren's utility interests. As part of the acquisition financing, Utility Holdings borrowed approximately $435 million under its commercial paper program. From the proceeds of this financing, Indiana Gas borrowed $189 million and Vectren of Ohio borrowed $246 million from Utility Holdings. Indiana Gas also borrowed $29 million under its commercial paper program. Indiana Gas and Vectren of Ohio each applied these proceeds to pay its respective share of the purchase price for the gas utility assets of Dayton Power. On December 28, 2000, Utility Holdings issued $150 million in floating rate notes due December 27, 2001 and applied the net proceeds to reduce the balance outstanding under its commercial paper program. These notes bear interest at a floating annual rate equal to the three month U.S. dollar LIBOR rate plus .75%. Concurrently with completion of this financing, a floating rate to fixed rate swap was executed which in effect resulted in a fixed rate of 6.64% on this debt. We anticipate that the related commercial paper and short-term financings will be replaced over time with permanent, long term financing.

Additional Investment in Utilicom

     On December 21, 2000, Vectren invested $8.1 million in Utilicom. Vectren has also committed to invest up to $100 million in Utilicom in the form of convertible subordinated debt, subject to obtaining all required financing. Vectren is a current partner in Utilicom's initial operation in Evansville, Indiana, operating under the brand name of SIGECOM, a TOTALink affiliate. Utilicom, operating under the brand name TOTALink, is a provider of bundled communications services, focusing on last mile delivery to residential and commercial customers in second and third tier markets. It builds, owns and operates high capacity broadband networks and delivers cable TV, high speed internet service and telephone service to customers in partnership with affiliates of local electric and gas utilities.

         Vectren's commitment will support the plan of Utilicom to raise $600 million of additional capital to fund ventures in Indianapolis, Indiana and Dayton, Ohio, where Utilicom has recently received authorization to build and operate networks, and to recapitalize the SIGECOM venture. Utilicom has also obtained $220 million of capital commitments from Blackstone Capital Partners III, First Union Capital Partners, and JP Morgan Capital. These commitments are also subject to the funding of the entire $600 million of additional capital.

         A launch date of late 2001 is expected for both the Indianapolis and Dayton projects. The Indianapolis venture, TOTALink of Indiana, LLC, will consist of approximately 3,400 miles of broadband network passing 350,000 homes and businesses. The Dayton venture, TOTALink of Ohio LLC, will consist of approximately 1,100 miles of broadband network passing 120,000 homes and businesses.

         Vectren has a 14% equity interest in SIGECOM following the recapitalization of Utilicom in January 2000. Upon completion of all new funding and later conversion of convertible debt, Vectren would have up to a 31% ownership in both the Indianapolis and Dayton ventures and would own approximately 8% of Utilicom. With the $8.1 million investment, Vectren has now invested $25 million in Utilicom as convertible subordinated debt and $8 million as equity in SIGECOM Holdings, Inc. Vectren does not expect the Indianapolis and Dayton investments to have any significant financial impact on earnings in 2001 or 2002. Construction in Indianapolis and Dayton will be funded over the next five years.

Acquisition of Miller Pipeline Corporation

         On December 13, 2000, Reliant, a joint venture equally owned by subsidiaries of Cinergy Corp. and Vectren, purchased the stock of Indianapolis-based Miller Pipeline from NiSource Inc. for approximately $68.3 million. Miller Pipeline is one of the nation's premier natural gas distribution contractors with nearly 50 years of experience in the construction industry. The acquisition will expand our utility services business by adding underground pipeline construction, replacement and repair to our current services of underground facility locating, contract meter reading and installation of telecommunications and electric facilities.

Increased Gas Costs and Gas Cost Adjustment Proceedings

         Commodity prices for natural gas purchases during the winter months of calendar year 2001 have unexpectedly increased significantly, primarily due to the expectation of a colder winter, which has led to increased demand and tighter supplies. Subject to regulatory approval, Vectren's utility subsidiaries charge their customers the actual cost they pay for the natural gas purchased on their customers' behalf. As a result, profit margins on gas sales should not be impacted. In 2001, Vectren's utility subsidiaries may experience higher working capital requirements, increased expenses, including interest costs and uncollectibles, and possibly some level of price sensitive reduction in volumes sold. To the extent significantly increased prices are accompanied by colder than normal weather, higher volumes may be sold, providing increased margins as an offset to the unfavorable results mentioned above.

         On October 11, 2000, Indiana Gas filed for approval of its quarterly gas cost adjustment. In early December, the Indiana Commission issued an interim order approving the request by Indiana Gas for a gas cost adjustment factor for December 2000. On January 4, 2001, the Indiana Commission approved the January and February 2001 gas cost adjustment as filed. The order also addressed the claim by the Office of Utility Consumer Counselor that a portion of the requested gas cost adjustment be disallowed because Indiana Gas should have entered into additional commitments for this winter's gas supply in late 1999 and early 2000. In procuring gas supply for this winter, Indiana Gas followed the practices that it had employed in the past and which were subject to review by the Indiana Commission. In response to the claim by the Office of Utility Consumer Counselor, the Indiana Commission found that there should be a one-time, $3.8 million disallowance related to gas procurement for this winter season. As a result, Indiana Gas expects to recognize a pre-tax charge of $3.8 million during fiscal year 2000. Indiana Gas or the Office of Utility Consumer Counselor could file appeals to the Indiana Commission's order through February 4, 2001. To date, no appeals have been filed.

                                 USE OF PROCEEDS

         We estimate that we will receive net proceeds from this offering without exercise of the underwriters' over-allotment option of approximately $____ million ($_____ million if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to repay a portion of the commercial paper of Utility Holdings outstanding as of December 31, 2000, which has a weighted average interest rate of 6.8% per annum as of January 18, 2001 and has maturities ranging from 1 day to 60 days. We issued the commercial paper to fund the acquisition of the natural gas distribution assets of Dayton Power, our share of the additional investment in Reliant for the purchase price for Miller Pipeline and our additional investments in Haddington Energy and the integrated broadband communications joint venture with Utilicom.

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

         Our shares of common stock are traded on the New York Stock Exchange under the symbol "VVC." The high and low sales prices for our common stock as reported on the New York Stock Exchange composite transactions reporting system and dividends paid are shown in the following table for the periods indicated.


                               Quarterly Cash               Price Range
                                  Dividends            High              Low
                               --------------          ----              ---
2000:
         Second Quarter           $0.2425            $21.3125          $15.7500
         Third Quarter             0.2425             20.3750           17.5625
         Fourth Quarter            0.2550             26.5000           20.0000

2001:
         First Quarter
              (through January 5)      (1)           $24.1875          $22.0625

-----------------------

(1) A dividend has not been declared or paid for the first fiscal quarter of 2001.

         The last reported sale price of our common stock on the New York Stock Exchange on January 17, 2001 was $23.000 per share, and, as of January 12, 2001, there were 14,904 shareholders of record of common stock.

         Additional dividends for fiscal 2001 have not been declared and dividends on our shares of common stock are payable at the discretion of our board of directors out of legally available funds. Future payments of dividends, and the amounts of these dividends, will depend on our financial condition, results of operations, capital requirements and other factors.

         The mortgage indenture and the terms of preferred stock of SIGECO contained in its articles of incorporation could limit the ability of SIGECO to pay dividends to Vectren. Under the applicable provisions, SIGECO may pay dividends on common stock from accumulated surplus earned subsequent to 1947 to the extent this surplus exceeds two times the annual dividend requirements on preferred stock. The amount restricted against cash dividends on common stock at September 30, 2000 under the restriction was $1,926,000 leaving $249,930,000 unrestricted for the payment of dividends.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2000:

         o    on an actual basis;

         o on a pro forma basis to reflect the acquisition of the natural gas distribution assets of Dayton Power for a purchase price of approximately $465 million, the issuance by Indiana Gas on December 28, 2000 of $70,000,000 in insured quarterly notes in an underwritten public offering, and the issuance by Vectren Capital, Corp. ("Vectren Capital") on December 21, 2000 of $78,000,000 in senior notes in a private placement with institutional investors; and

         o on an adjusted basis, which gives effect to the sale of 5,500,000 shares in this offering at a public offering price of $23.00, after deducting the underwriting discount and commissions and estimated offering expenses payable by us, and application of the net proceeds of $120,934,000 to repay outstanding commercial paper, as if the issuance occurred on September 30, 2000.

You should read this table in conjunction with the consolidated financial statements and related notes included or incorporated by reference in this prospectus.

                                                             As of September 30, 2000
                                                             ------------------------
                                                                  (In thousands)
                                                Actual              Pro Forma               Pro Forma
                                                ------              ---------               As Adjusted (1)
                                                                                            -----------
Short-term debt
  Current maturities of long term debt        $     258             $     258                $     258
  Other short-term borrowings                   364,245               680,246                  559,312
                                                -------               -------                  -------
          Total short term-debt                 364,503               680,504                  559,570
                                                -------               -------                  -------


Long-term debt and other obligations            484,074               632,074                  632,074
                                                -------               -------                  -------

Shareholders equity:
  Preferred stock of subsidiary                  16,965                16,965                   16,965
  Common stock (no par value)                   213,742               213,742                  334,676
  480,000 shares authorized;
  61,219 shares issued and outstanding
  Retained earnings                             495,886               495,886                  495,886
  Accumulated other comprehensive income             74                    74                       74
                                                -------               -------                  -------
           Total common
                shareholders' equity            709,702               709,702                  830,636
                                                -------               -------                  -------

Total capitalization                         $1,575,244            $2,039,245               $2,039,245
                                             ==========            ==========               ==========

(1)     The "As  Adjusted"  column does not include up to 825,000  shares of our
        common  stock   issuable   upon  the   exercise  of  the   underwriters'
        over-allotment option.

                        SELECTED HISTORICAL AND PRO FORMA
                           CONSOLIDATED FINANCIAL DATA

                    Selected Historical Financial Information

         The following table presents selected financial data for our fiscal years 1995, 1996, 1997, 1998 and 1999 and for the 12 months ended September 30, 2000, and should be read in conjunction with the consolidated financial statements of Vectren incorporated by reference in this prospectus. This information has been restated to reflect the pooling of interests transaction pursuant to which each of Indiana Energy and SIGCORP merged into Vectren.

                                                                                                           Twelve Months
                                                         Year Ended December 31                            Ended Sept. 30
                                     ------------------------------------------------------------------------------------
                                       1995            1996        1997            1998          1999            2000
                                       ----            ----        ----            ----          ----            ----
                                                  (in thousands, except per share data)                      (unaudited)
Operating Data
Operating revenue                    $805,828      $965,335      $972,081        $997,706     $1,068,417      $1,249,957
Operating income                     $126,650      $159,897      $124,556 (1)    $148,537       $160,772        $117,937 (2)
Net income                            $85,994       $83,657       $67,714 (1)     $86,600        $90,748         $68,091 (2)
Average common shares                  61,567        61,522        61,611          61,578         61,306          61,269
  outstanding
Basic earnings per share on             $1.40         $1.36         $1.10 (1)       $1.41          $1.48           $1.11 (2)
  common stock
Diluted earnings per share              $1.40         $1.36         $1.10           $1.41          $1.48           $1.11
  on common stock
Dividends per share on                  $0.83         $0.85         $0.88           $0.90          $0.94           $0.96
  common stock


                                                           As of December 31,                              As of Sept. 30
                                     ------------------------------------------------------------------------------------
                                       1995            1996        1997            1998          1999           2000
                                       ----            ----        ----            ----          ----           ----
                                                        (in thousands, except per share data)                (unaudited)
Balance Sheet Data
Total assets                       $1,673,310    $1,719,547    $1,758,634      $1,798,840     $1,980,467      $2,072,968
Redeemable preferred stock             $8,424        $8,424        $8,424          $8,308         $8,192          $8,076
Long-term obligations                $460,379      $409,058      $475,490        $388,938       $486,726        $484,074
Common stock equity                  $607,967      $639,067      $653,666        $677,914       $709,757        $709,702


(1) During 1997, the Indiana Gas Board of Directors authorized management to undertake the actions necessary and appropriate to restructure Indiana Gas' operations and recognize a resulting restructuring charge of $39.5 million ($24.5 million after tax) which included estimated costs related to involuntary workforce reductions.
(2)      Merger  costs  incurred  for  twelve   months ended  September 30, 2000
totaled $31.3 million. These costs relate primarily to transaction costs, severance and other merger integration activities. Vectren expects to realize net merger savings of nearly $200 million over the next ten years from the elimination of duplicate corporate and administrative programs and greater efficiencies in operations, business processes and purchasing.
         The continued merger integration activities, which will contribute to the merger savings, will be substantially complete by 2001. As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision, resulting in an increase in depreciation expense of approximately $6.7 million for the twelve months ended September 30, 2000.
         In total, such costs incurred for the twelve months ended September 30, 2000 were $38.0 million ($27.6 million after tax) or $.45 per share.

               Selected Pro Forma Condensed Financial Information

         The accompanying pro forma financial information presents the condensed unaudited pro forma balance sheet of Vectren as of September 30, 2000 and the unaudited pro forma statement of income for the nine months ended September 30, 2000 and for the year ended December 31, 1999.

         On October 31, 2000, Vectren completed its acquisition of the natural gas distribution assets of Dayton Power for approximately $465 million pursuant to an Asset Purchase Agreement dated December 14, 1999. Vectren acquired the gas utility assets as a tenancy in common through two separate wholly-owned subsidiaries. Operations will be conducted under the name of Vectren of Ohio. Under the acquisition structure Indiana Gas, one of Vectren's operating public utilities, holds a 47% undivided ownership interest and Vectren of Ohio has a 53% undivided ownership interest.

         The unaudited condensed pro forma balance sheet information as of September 30, 2000 is presented as if the acquisition had occurred on September 30, 2000. The unaudited condensed pro forma income statement information for the nine month period ended September 30, 2000 and for the year ended December 31, 1999 are presented as if the acquisition had occurred at January 1, 1999.

         Preparation of the pro forma financial information was based on assumptions deemed appropriate by us. The pro forma information is unaudited and is not necessarily indicative of the results which actually would have occurred if the transaction had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods. The pro forma information should be read in conjunction with the audited consolidated financial statements of Vectren filed on Form 8-K for the year ended December 31, 1999, the unaudited financial statements of Vectren filed on Form 10-Q for the quarter ended September 30, 2000, and the audited financial statements of The Dayton Power and Light Company Natural Gas Distribution Business and pro forma financial statements of Vectren filed on Form 8-K on January 16, 2001.

                                         Year Ended           Nine Months Ended
                                      December 31, 1999       September 30, 2000
                                      ----------------------  ------------------
                                         (in thousands, except per share data)

Income Statement Information,
 For Period Ended
     Operating revenue                   $1,287,283               $1,108,471
     Operating income                       182,979                   96,880
     Net income                              87,402                   45,007
     Basic earnings per share
       on common stock                       $ 1.43                    $ .73
     Diluted earnings per share on
       common Stock                          $ 1.42                    $ .73
Balance Sheet Information,
 At Period End
     Cash and Cash Equivalents                                       $17,353
     Total Assets                                                  2,544,830
     Short Term Debt                                                 828,484
     Long Term Debt                                                  484,074
     Preferred Stock                                                  16,965
     Common Stock Equity                                             709,702



         The following pro forma information reflects the effects of the Dayton Power acquisition, as well as the issuance by Indiana Gas on December 28, 2000 of $70,000,000 in insured quarterly notes; the issuance by Vectren Capital on December 21, 2000 of $78,000,000 in senior notes, and the common stock offering and use of related net proceeds of $120,934,000 to repay outstanding commercial paper. Pro forma net income and earnings per share is presented as if these events had occurred as of January 1, 1999. Pro forma short-term debt, long-term debt and common stock equity are presented as if these events occurred as of September 30, 2000.

         Pro forma net income for the year ended December 31, 1999 was $92,552,000 and for the nine month period ended September 30, 2000 was $48,870,000. Basic earnings per share for the year ended December 31, 1999 was $1.39 and for the nine month period ended September 30, 2000 was $.73. Diluted earnings per share for the year ended December 31, 1999 was $1.38 and for the nine month period ended September 30, 2000 was $.73. As of September 30, 2000, short term debt was $559,312, long-term debt was $632,074 and common stock equity was $830,636.

                              DESCRIPTION OF STOCK

General

         The total amount of authorized capital stock of Vectren is 480,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of January 11, 2001, 61,387,468 shares of common stock and no shares of preferred stock were issued and outstanding. The following summary highlights the material provisions of our Articles of Incorporation, our bylaws and the Indiana Business Corporation Law ("IBCL") relating to our capital stock.

Board of Directors

         Our Articles and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Vectren unless the takeover or change in control is approved by the board. The Articles provide for a minimum of one and a maximum of 16 members of the board, the actual number to be specified by the bylaws, which currently set the number of directors at 16. The Articles also provide that the bylaws may provide for classes of directors, and in accordance therewith, there are currently three classes of directors on the board. Notice of nominations of persons to the board may be made by our shareholders and must be sent to us not less than 90 nor more than 120 days before the meeting at which directors will be elected.

Common Stock

Dividends and Rights upon Liquidation

         The holders of outstanding Vectren common stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the board of directors may from time to time determine. Our common stock is not convertible or exchangeable into other securities, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of Vectren, the holders of our common stock are entitled to receive pro rata the assets of Vectren which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Voting Rights

         Each outstanding Vectren common share is entitled to one vote on all matters submitted to a vote of our shareholders. Except as otherwise required by law or our Articles, the holders of Vectren common stock vote together on all matters submitted to a vote of the shareholders, including the election of directors. The bylaws provide that the representation, in person or proxy, of a majority of the stock outstanding and entitled to vote at a meeting of shareholders constitutes a quorum for conducting business. The Articles provide that the following actions may be taken only with the affirmative vote of holders of 80% of the combined voting power of the outstanding Vectren stock entitled to vote:

         o        removal for cause of a director;

         o amendment or repeal of the provision regarding director removal for cause; and

         o certain business combinations unless the business combination is approved by a majority of continuing directors or the business combination satisfies a fair price test.

A "continuing director" means any member of the board who is unaffiliated with the other party to a business combination which is the beneficial owner of more than 10% of the voting power of Vectren stock and who was a member of the board prior to the time that such other party to a business combination became the beneficial owner of more than 10% of the voting power of Vectren stock, and any successor of a continuing director who is unaffiliated with the other party to a business combination and is recommended to succeed a continuing director by a majority of continuing directors then on the board.

Advance Notice of Shareholder Business; Special Meetings of Shareholders

         Notice of any business proposed by a Vectren shareholder to be conducted at any meeting of shareholders must be sent to us not less than 90 nor more than 120 days before the meeting at which the business is conducted. The board or our Chief Executive Officer may call special meetings of our shareholders. Our shareholders have no right to call a special meeting of the shareholders or to amend the bylaws.

         Our shares of common stock are traded on the New York Stock Exchange under the symbol "VVC." The transfer agent and registrar for Vectren's common stock is EquiServe Trust Company N.A.

Preferred Stock

         The board may, without further action by our shareholders, from time to time, direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Vectren before any payment is made to the holders of our common stock. The issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. The board, without shareholder approval, may issue preferred stock with voting and conversion and/or exchange rights, which could adversely affect the holders of our common stock. There are no shares of preferred stock outstanding.

Shareholder Rights Agreement

         The board has adopted a Shareholder Rights Agreement which is generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of Vectren to treat each shareholder on a fair and equal basis. Under the Shareholder Rights Agreement, the board has declared a dividend distribution of one right for each outstanding Vectren common share. A right will attach to each common share Vectren issues. Each right entitles the holder to purchase from Vectren one share of common stock at a price of $65.00 per share (subject to adjustment to prevent dilution). Initially, the rights will not be exercisable. The rights become exercisable 10 days following a public announcement that a person or group of affiliated or associated persons (a "Vectren Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Vectren common stock (or a 10% acquiror who is determined by the Vectren board to be an adverse person), or 10 days following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person or group becoming a Vectren Acquiring Person. The Vectren Shareholder Rights Agreement expires October 25, 2009.

Indiana Statutes

         The IBCL limits some transactions between an Indiana company and any person who acquires 10% or more of the company's common stock (an "interested shareholder"). During the five-year period after the acquisition, an interested shareholder cannot enter into a business combination with the company unless, before the interested shareholder acquired the common stock, the board of directors of the company approved the acquisition of common stock or approved the business combination. After the five-year period, an interested shareholder can enter into only the following three types of business combinations with the company: (i) a business combination approved by the board of directors of the company before the interested shareholder acquired the common stock; (ii) a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and (iii) a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per common share paid by the interested shareholder.

         In addition, a person who makes a tender offer for, or otherwise acquires shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of an Indiana corporation that is subject to the "Control Share Acquisitions Statute" of the IBCL may lose the right to vote the shares which take the acquiror over these respective levels of ownership. Before an acquiror may vote the shares that take the acquiror over these ownership thresholds, the acquiror must obtain the approval of a majority of the shares of each class or series of shares entitled to vote separately on the proposal, excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof and by the acquiror. The Control Share Acquisitions Statute also authorizes a corporation to redeem the shares held by a person that exceed the ownership thresholds in the statute, provided that the corporation's articles or bylaws authorized such a redemption prior to the date the person acquires such shares. Our articles and bylaws do not include a provision authorizing such a redemption. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. Because we have not made such an election in our articles or bylaws, acquisitions of our shares remain subject to the statute.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                          FOR NON-UNITED STATES HOLDERS

         The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of the common stock by holders who are not U.S. persons (non-United States holders) and who acquire and own the common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (Code). For this purpose, a "non-United States holder" is any holder that is not a "U.S. person" (as defined below). For purposes of this discussion, the term "U.S. person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of any non-United States holder's particular facts and circumstances (such as being a U.S. expatriate) and does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, possibly with retroactive effect. Prospective non-U.S. investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate, and other tax consequences of owning and disposing of the common stock.

Dividends

         If we pay a dividend, the amount payable to a non-United States holder of common stock whose income with respect to its investment in a common stock is not effectively connected with the conduct of a U.S. trade or business generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. A non-United States holder who is an individual or corporation (or an entity treated as a corporation for federal income tax purposes) holding common stock on its own behalf will be required to submit to the last Withholding Agent, as defined below, an Internal Revenue Service ("IRS") Form W-8BEN or other permitted documentation certifying its entitlement to treaty relief from withholding. A "Withholding Agent" is the United States payor (or a Non-United States payor who is a qualified intermediary, U.S. branch of foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a Non-U.S. Holder, which itself is not a Withholding Agent. Non-United States holders should consult their tax advisors on submission of such documentation.

         Dividends received by a non-United States holder that are effectively connected with a U.S. trade or business conducted by such non-United States holder are exempt from withholding tax provided the non-United States holder filed IRS Form W-8ECI. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.

         In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a U.S. trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

         A non-United States holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless: (i) such gain is effectively connected with a U.S. trade or business of the non-United States holder, (ii) the non-United States holder is an individual who holds common stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Although we believe we are not and are unlikely to become a United States real property holding corporation, we may be one, or we may become one, because of our ownership of substantial real estate assets in the United States. If we were to be treated as a United States real property holding company, a non-United States holder who holds, directly or indirectly, more than 5% of our common stock will be subject to U.S. federal income taxation on any gain realized from the sale or exchange of such stock, unless an exemption is provided under an applicable treaty.

Backup Withholding and Information Reporting

         Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

         Backup withholding (which is generally imposed at a rate of 31% on certain payments to persons who fail to furnish certain information to the payer) will generally not apply to dividends to which the 30% gross withholding tax would otherwise apply, absent certification for entitlement to a reduced withholding rate (unless the payer has knowledge that the payee is a U.S. person). Dividends paid to a non-United States holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-United States holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer.

         Generally, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status on IRS Form W-8BEN or similar form or otherwise establishes an exemption. A U.S. holder that certifies its U.S. status by providing a valid IRS Form W-9 will not be subject to backup withholding.

         Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

Estate Tax

         Individual non-United States holders who own common stock at the time of their deaths or made certain lifetime transfers of interests in common stock will be required to include the value of such common stock in their gross estates for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

         THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING

         We intend to offer the shares of common stock through the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                  Underwriter                                   Number of Shares
                  -----------                                   ----------------
     Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated ...............................
     Credit Suisse First Boston Corporation...................
     A.G. Edwards & Sons, Inc.................................
     Edward Jones & Co., L.P..................................
     UBS Warburg LLC..........................................


                  Total ......................................
                                                                  ==========


         The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

         Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site relating to this offering is not a part of this prospectus.

         The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

         The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $____ per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $___ per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

         The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                       Per Share    Without Option   With Option
                                       ---------    --------------   -----------

   Public Offering Price...............$            $                $
   Underwriting discount...............
   Proceeds, before expenses, to
   Vectren.............................

         The expenses of the offering, not including the underwriting discount, are estimated at $_________ and are payable by us.

Over-allotment Option

         We have granted an option to the underwriters to purchase up to 825,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sale of Similar Securities

         We, our directors, our executive officers and certain of our stockholders have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically, we and these other individuals have agreed not to directly or indirectly

         o        offer, pledge, sell or contract to sell any common stock,

         o        sell any option or contract to purchase any common stock,

         o        purchase any option or contract to sell any common stock,

         o grant any option, right or warrant for the sale of any common stock,

         o        lend or otherwise dispose of or transfer any common stock,

         o request or demand that we file a registration statement related to the common stock, or

         o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

         This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

  New York Stock Exchange Listing

         Our shares of common stock are traded on the New York Stock Exchange under the symbol "VVC."

  Price Stabilization and Short Position

          Until the distribution of the shares offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common stock. However, the representative may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain that price.

          If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Other Relationships

          Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these previous transactions.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Barnes & Thornburg, Indianapolis, Indiana. Certain legal matters will be passed upon for the underwriters by Brown & Wood LLP, New York, New York.

                                     EXPERTS

         The audited consolidated financial statements of Vectren Corporation as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

         The audited financial statements of Dayton Power's natural gas retail distribution business as of December 31, 1999 and for the year then ended incorporated in this prospectus by reference to Vectren Corporation's Current Report on Form 8-K dated January 16, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Our filings are available on the SEC's web site at http://www.sec.gov. You may also read and copy this information at the following locations of the SEC:

   Public Reference Room      7 World Trade Center       Citicorp Center
   450 Fifth Street, N.W.     Suite 1300                 500 West Madison Street
   Washington, D.C. 20549     New York, New York 10048   Suite 1400
                                                         Chicago, Illinois 60661

You can obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our filings are also available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         Our common stock is listed on the New York Stock Exchange and you can inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005

         We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

         The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is contained or otherwise incorporated by reference in this prospectus.

         This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (i) between the date of this preliminary prospectus and prior to the effectiveness of the registration statement that registers the securities we are offering and (ii) until the termination of the offering being made by this prospectus. Our Commission File No. is 1-15467.

         o Annual Report on Form 10-K for the year ended December 31, 1999;

         o Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

         o Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

         o        Quarterly  Report on Form 10-Q for the quarter ended September
                  30, 2000;

         o Amendment to Quarterly Report on Form 10-Q for the quarter ended September 30, 2000;

         o        Current Report on Form 8-K filed on March 24, 2000;

         o        Current Report on Form 8-K filed on April 14, 2000;

         o Current Reports on Form 8-K filed on April 27, 2000 (two filings);

         o        Current Report on Form 8-K filed on May 31, 2000;

         o        Current Report on Form 8-K filed on July 11, 2000;

         o        Current Report on Form 8-K filed on July 28, 2000;

         o        Current Report on Form 8-K filed on November 15, 2000;

         o        Current Report on Form 8-K filed on December 15, 2000;

         o        Current Report on Form 8-K filed on December 22, 2000;

         o        Current Report on Form 8-K filed on December 27, 2000;

         o Current Reports on Form 8-K filed on January 5, 2001 (two filings);

         o       Current Report on Form 8-K filed on January 16, 2001; and

         o       The   description   of  our  common  stock   contained  in  our
                 registration statement on Form 8-A filed on November 16, 1999.

         o The description of our common stock purchase rights contained in our registration statement on Form 8-A filed on November 16, 1999.

         You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                               Investor Relations
                               Vectren Corporation
                              20 N.W. Fourth Street
                            Evansville, Indiana 47741
                                 (812) 491-4000

                               [INSIDE BACK COVER]

                                5,500,000 Shares

                               VECTREN CORPORATION

                                     [LOGO]

                                  Common Stock
                       (and Common Stock Purchase Rights)

                             ----------------------

                                   PROSPECTUS

                             ----------------------






                               MERRILL LYNCH & CO.

                           CREDIT SUISSE FIRST BOSTON

                            A.G. EDWARDS & SONS, INC.

                            EDWARD JONES & CO., L.P.

                                 UBS WARBURG LLC

                              ______________, 2001

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The aggregate estimated expenses, other than underwriting discounts and commissions, in connection with the offering pursuant to this registration statement are currently anticipated to be as follows (all amounts except for the Securities and Exchange Commission filing fee are estimated):

         Registration Fee
         New York Stock Exchange Filing Fee
         NASD Filing Fee
         Printing and Engraving Expenses
         Legal Fees and Expenses
         Accounting Fees and Expenses
         Miscellaneous                                                 ________

         Total                                                         $
                                                                       ========

* to be provided by amendment

Item 15. Indemnification of Directors and Officers.

         The Vectren Articles and the Vectren bylaws provide that Vectren will indemnify any individual who is or was a director or officer of Vectren, or is or was serving at the request of Vectren as a director, officer, partner or trustee of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise whether or not for profit, against liability and expenses, including attorneys fees, incurred by him in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, in which he is made or threatened to be made a party by reason of being or having been in any such capacity, or arising out of his status as such, except (i) in the case of any action, suit, or proceeding terminated by judgment, order, or conviction, in relation to matters as to which he is adjudged to have breached or failed to perform the duties of his office and the breach or failure to perform constituted willful misconduct or recklessness; and (ii) in any other situation, in relation to matters as to which it is found by a majority of a committee composed of all directors not involved in the matter in controversy (whether or not a quorum) that the person breached or failed to perform the duties of his office and the breach or failure to perform constituted willful misconduct or recklessness. Vectren may pay for or reimburse reasonable expenses incurred by a director or officer in defending any action, suit, or proceeding in advance of the final disposition thereof upon receipt of (i) a written affirmation of the director's or officer's good faith belief that such director or officer has met the standard of conduct prescribed by Indiana law; and (ii) an undertaking of the director or officer to repay the amount paid by Vectren if it is ultimately determined that the director or officer is not entitled to indemnification by Vectren.

         The Vectren Articles and the Vectren bylaws provide that the indemnification rights described above are in addition any other indemnification rights a person may have by law. The employment agreements with its executive officers will require Vectren to indemnify the executive officers in accordance with its indemnification policies for its senior executives, subject to applicable law.

         Section   23-1-37  et  seq.  of  the  IBCL   provides  for   "mandatory
indemnification," unless limited by the articles, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 23-1-37-10 of the IBCL states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director acted in good faith and reasonably believed the actions were in the best interest of the corporation (or if the actions are not in an official capacity, the actions were not opposed to the best interests of the corporation) if the proceeding is a civil proceeding. If the proceeding is criminal, the director must furnish a written affirmation that the director had reasonable cause to believe he or she was acting lawfully or the director or officer had no reason to believe the action was unlawful. The director must undertake to repay the advance if it is ultimately determined that such director did not meet the standard of conduct required by the IBCL. In addition, those making the decision to reimburse the director must determine that the facts then known would not preclude indemnification under the IBCL.

         The IBCL permits a corporation to grant indemnification rights in addition to those provided by statute, limited only by the fiduciary duties of the directors approving the indemnification and public policies of the State of Indiana.

Item 16. Exhibits.

Number   Description
------   -----------

1.1      Form of Purchase Agreement
2.1 Agreement and Plan of Merger dated as of June 11, 1999 among Indiana Energy, Inc., SIGCORP, Inc. and Vectren Corporation (the "Merger Agreement") (Incorporated by reference to Exhibit 2 to Registrant's Form S-4 (Registration No. 333-90763) filed on November 12, 1999)
2.2 Amendment No. 1 to the Merger Agreement dated December 14, 1999 (Incorporated by reference to Exhibit 2 to Indiana Energy, Inc.'s (Commission File No. 1-09091) Current Report on Form 8-K filed on December 16, 1999)
2.3 Asset Purchase Agreement dated December 14, 1999 between Indiana Energy, Inc. and The Dayton Power and Light Company and Number -3CHK with a commitment letter for a 364-Day Credit Facility dated December 16, 1999 (Incorporated by reference to Exhibit 2 and 99.1 of Indiana Energy, Inc.'s Current Report on Form 8-K dated December 28, 1999.)
4.1 Amended and Restated Articles of Incorporation of Vectren Corporation effective March 31, 2000 (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Registrant filed on April 14, 2000)
4.2      Code of By-Laws of Vectren Corporation
4.3 Shareholders Rights Agreement dated as of October 21, 1999 between Vectren Corporation and Equiserve Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit 4 to Registrant's Form S-4 (Registration No. 333-90763) filed on November 12, 1999)
5.1      Opinion of Barnes and Thornburg
23.1     Consent of Arthur Andersen LLP
23.2     Consent of PricewaterhouseCoopers LLP
23.3     Consent of Barnes and Thornburg (included in Exhibit 5.1)
24.1     Power of Attorney

Item 17.  Undertakings.

        The undersigned hereby undertakes:

                  (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                  (3) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (4) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on January 18, 2001.

                             VECTREN CORPORATION


                             By:      /s/ Ronald E. Christian
                                      ------------------------------------------
                                      Ronald E. Christian, Senior Vice
                                        President, Secretary and General Counsel

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

    Signature                             Title                     Date
    ---------                             -----                     ----

(1)  Principal Executive Officer

/s/ Niel C. Ellerbrook
------------------------------------  Chairman and Chief        January 18, 2001
Niel C. Ellerbrook                    Executive Officer


(2)  Principal Financial Officer

/s/ Jerome A. Benkert
------------------------------------  Executive Vice President  January 18, 2001
Jerome A. Benkert                     and Chief Financial
                                      Officer

(3)  Principal Accounting Officer

/s/ M. Susan Hardwick
------------------------------------  Vice President and        January 18, 2001
M. Susan Hardwick                     Controller

(4)  A Majority of the Board of Directors

/s/ John M. Dunn                               Director
--------------------------------------
John M. Dunn

/s/ Niel C. Ellerbrook                         Director
--------------------------------------
Niel C. Ellerbrook

/s/ John D. Engelbrecht                        Director
--------------------------------------
John D. Engelbrecht

/s/ Lawrence A. Ferger                         Director
--------------------------------------
Lawrence A. Ferger

/s/ Anton H. George                            Director
--------------------------------------
Anton H. George

/s/ Andrew E. Goebel                           Director         January 18, 2001
--------------------------------------
Andrew E. Goebel

/s/ Robert L. Koch II                          Director
--------------------------------------
Robert L. Koch II

/s/ William G. Mays                            Director
--------------------------------------
William G. Mays

/s/ J. Timothy McGinley                        Director
--------------------------------------
J. Timothy McGinley

/s/ Donald A. Rausch                           Director
--------------------------------------
Donald A. Rausch

/s/ Richard P. Rechter                         Director
--------------------------------------
Richard P. Rechter

/s/ Ronald G. Reherman                         Director
--------------------------------------
Ronald G. Reherman

/s/ James C. Shook                             Director
--------------------------------------
James C. Shook

/s/ Richard W. Shymanski                       Director
--------------------------------------
Richard W. Shymanski

/s/ James S. Vinson                            Director
--------------------------------------
James S. Vinson

/s/ Jean L. Wojtowicz                          Director
--------------------------------------
Jean L. Wojtowicz

                                  EXHIBIT INDEX

         Number   Description
         ------   -----------
         1.1      Form of Purchase Agreement
         2.1      Agreement  and Plan of Merger  dated as of June 11, 1999 among
                  Indiana Energy,  Inc.,  SIGCORP,  Inc. and Vectren Corporation
                  (the "Merger Agreement") (Incorporated by reference to Exhibit
                  2 to Registrant's  Form S-4 (Registration No. 333-90763) filed on November 12, 1999)
         2.2      Amendment  No. 1 to the Merger  Agreement  dated  December 14,
                  1999  (Incorporated  by  reference  to  Exhibit  2 to  Indiana
                  Energy, Inc.'s (Commission File No. 1-09091) Current Report on
                  Form 8-K filed on December 16, 1999)
         2.3      Asset  Purchase  Agreement  dated  December  14, 1999  between
                  Indiana  Energy,  Inc. and The Dayton Power and Light  Company
                  and Number -3CHK with a commitment letter for a 364-Day Credit
                  Facility dated December 16, 1999 (Incorporated by reference to
                  Exhibit 2 and 99.1 of Indiana Energy, Inc.'s Current Report on
                  Form 8-K dated December 28, 1999.)
         4.1      Amended  and  Restated  Articles of  Incorporation  of Vectren
                  Corporation   effective  March  31,  2000   (Incorporated   by
                  reference to Exhibit 4.1 to the Current Report on Form 8-K of Registrant filed on April 14, 2000)
         4.2      Code of By-Laws of Vectren Corporation
         4.3      Shareholders  Rights  Agreement  dated as of October  21, 1999 between Vectren Corporation and Equiserve Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit 4 to Registrant's Form S-4 (Registration No. 333-90763) filed on
                  November 12, 1999)
         5.1      Opinion of Barnes and Thornburg
         23.1     Consent of Arthur Andersen LLP
         23.2     Consent of PricewaterhouseCoopers LLP
         23.3     Consent of Barnes and Thornburg (included in Exhibit 5.1)
         24.1     Power of Attorney